Exhibit 12.1
Southern Union Company
Computation of Ratio of Earnings to Fixed Charges
(in millions, except for ratio amounts)
(Unaudited)

The following table sets forth the ratio of earnings to fixed charges for Southern Union on a historical basis for the period from March 26, 2012 to December 31, 2012, the period from January 1, 2012 to March 25, 2012, and the years ended December 31, 2011, 2010, 2009 and 2008. For the purpose of calculating such ratios, “earnings” consist of pre-tax income from continuing operations before income or loss from equity investees, adjusted to reflect distributed income from equity investments, and fixed charges, less capitalized interest. “Fixed charges” consist of interest costs, amortization of debt discount, premiums and issuance costs and an estimate of interest implicit in rentals. No adjustment has been made to earnings for the amortization of capital interest for the periods presented as such amount is immaterial. Interest on FIN 48 liabilities is excluded from the computation of fixed charges as it is recorded by Southern Union in income tax expense versus interest expense.

	Successor	Predecessor
	Period from Acquisition (March 26, 2012) to December 31, 2012	Period from January 1, 2012 to March 25, 2012	Years Ended December 31,
			2011	2010	2009	2008
Fixed Charges:
Interest expense, net	$130	$50	$217	$210	$191	$204
Net amortization of debt discount, premium and issuance expense	(24)	2	6	7	6	3
Capitalized interest	1	—	1	7	26	19
Interest charges included in rental expense	5	2	7	6	6	5
Total fixed charges	112	54	231	230	229	231
Earnings:
Consolidated pre-tax income from continuing operations	50	45	294	278	177	332
Less: earnings (losses) from unconsolidated investments	(7)	16	99	105	81	75
Total earnings	57	29	195	173	96	257
Add:
Fixed charges	112	54	231	230	229	231
Distributed income of equity investees	(6)	—	3	4	—	77
Less:
Interest capitalized	(1)	—	(1)	(7)	(26)	(19)
Income available for fixed charges	$162	$83	$428	$400	$299	$546

Ratio of earnings to fixed charges	1.45	1.54	1.85	1.74	1.31	2.36